# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: United Parks & Resorts Inc., CIK 0001564902
CUSIP: 81282V100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6240 SEA HARBOR DRIVE, ORLANDO, Florida (FL), 32821
Date of event which requires filing of this statement: 03/03/2026
Filed by CIK 0001676292
Persons authorized to receive notices and communications: SCOTT ROSS, HILL PATH CAPITAL LP, 150 East 58th Street, 33rd Floor, New York, New York (NY), 10155, 212-632-5420

## Reporting persons
- Hill Path Capital Partners LP (CIK 0001661914): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,885,065; shared voting power 0; sole dispositive power 5,885,065; shared dispositive power 0; aggregate amount beneficially owned 5,885,065 (12.1% of the class)
- Hill Path Capital Co-Investment Partners LP (CIK 0001661913): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 176,201; shared voting power 0; sole dispositive power 176,201; shared dispositive power 0; aggregate amount beneficially owned 176,201 (0.4% of the class)
- Hill Path Capital Partners-H LP (CIK 0001661915): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,334,162; shared voting power 0; sole dispositive power 1,334,162; shared dispositive power 0; aggregate amount beneficially owned 1,334,162 (2.7% of the class)
- Hill Path Capital Partners Co-Investment E LP (CIK 0001705700): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 6,109,961; shared voting power 0; sole dispositive power 6,109,961; shared dispositive power 0; aggregate amount beneficially owned 6,109,961 (12.6% of the class)
- Hill Path Capital Partners Co-Investment E2 LP (CIK 0001705698): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 402,017; shared voting power 0; sole dispositive power 402,017; shared dispositive power 0; aggregate amount beneficially owned 402,017 (0.8% of the class)
- Hill Path Capital Partners Co-Investment S LP (CIK 0001710571): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 83,900; shared voting power 0; sole dispositive power 83,900; shared dispositive power 0; aggregate amount beneficially owned 83,900 (0.2% of the class)
- HEP Fund LP (CIK 0001778825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 10,518,006; shared voting power 0; sole dispositive power 10,518,006; shared dispositive power 0; aggregate amount beneficially owned 10,518,006 (21.6% of the class)
- HM Fund LP (CIK 0001778807): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,695,994; shared voting power 0; sole dispositive power 2,695,994; shared dispositive power 0; aggregate amount beneficially owned 2,695,994 (5.5% of the class)
- HAT Fund LP (CIK 0001814671): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HAT Fund II LP (CIK 0001814670): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hill Path Capital Partners GP LLC (CIK 0001676386): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 7,395,428; shared voting power 0; sole dispositive power 7,395,428; shared dispositive power 0; aggregate amount beneficially owned 7,395,428 (15.2% of the class)
- Hill Path Capital Partners E GP LLC (CIK 0001705699): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 6,511,978; shared voting power 0; sole dispositive power 6,511,978; shared dispositive power 0; aggregate amount beneficially owned 6,511,978 (13.4% of the class)
- Hill Path Capital Partners S GP LLC (CIK 0001711306): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 83,900; shared voting power 0; sole dispositive power 83,900; shared dispositive power 0; aggregate amount beneficially owned 83,900 (0.2% of the class)
- HE GP LLC (CIK 0001778844): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 10,518,006; shared voting power 0; sole dispositive power 10,518,006; shared dispositive power 0; aggregate amount beneficially owned 10,518,006 (21.6% of the class)
- HM GP LLC (CIK 0001778909): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,695,994; shared voting power 0; sole dispositive power 2,695,994; shared dispositive power 0; aggregate amount beneficially owned 2,695,994 (5.5% of the class)
- Hill Path Investment Holdings LLC (CIK 0001676389): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 27,205,306; shared voting power 0; sole dispositive power 27,205,306; shared dispositive power 0; aggregate amount beneficially owned 27,205,306 (55.9% of the class)
- Hill Path Capital LP (CIK 0001676292): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 27,205,306; shared voting power 0; sole dispositive power 27,205,306; shared dispositive power 0; aggregate amount beneficially owned 27,205,306 (55.9% of the class)
- Hill Path Holdings LLC (CIK 0001676388): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 27,205,306; shared voting power 0; sole dispositive power 27,205,306; shared dispositive power 0; aggregate amount beneficially owned 27,205,306 (55.9% of the class)
- ROSS SCOTT I (CIK 0001549220): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 27,270,935; shared voting power 0; sole dispositive power 27,270,935; shared dispositive power 0; aggregate amount beneficially owned 27,270,935 (56.1% of the class)
- CHAMBERS JAMES P. (CIK 0001778860): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 26,601; shared voting power 0; sole dispositive power 26,601; shared dispositive power 0; aggregate amount beneficially owned 26,601 (0.1% of the class)
- Dalal Aayushi (CIK 0002075085): type of reporting person: individual (IN); citizenship or place of organization: India (K7); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: United Parks & Resorts Inc.
Address of issuer's principal executive offices: 6240 SEA HARBOR DRIVE, ORLANDO, Florida (FL), 32821
Comment: This Amendment No. 22 to the Schedule 13D is being filed due to a change in the percentage of the outstanding number of Shares owned by the Reporting Persons due to a decrease in the number of Shares outstanding.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

The 65,629 Shares beneficially owned directly by Mr. Ross were awarded to him in his capacity as a director of the Issuer.

The 26,601 Shares beneficially owned directly by Mr. Chambers were awarded to him in his capacity as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 48,626,293 Shares outstanding as of February 24, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2026.

A. Hill Path Capital
As of the close of business on the date hereof, Hill Path Capital beneficially owned 5,885,065 Shares. Percentage: Approximately 12.1%

B. Hill Path Co-Investment
As of the close of business on the date hereof, Hill Path Co-Investment beneficially owned 176,201 Shares. Percentage: Less than 1%

C. Hill Path H
As of the close of business on the date hereof, Hill Path H beneficially owned 1,334,162 Shares. Percentage: Approximately 2.7%

D. Hill Path E
As of the close of business on the date hereof, Hill Path E beneficially owned 6,109,961 Shares. Percentage: Approximately 12.6%

E. Hill Path E2
As of the close of business on the date hereof, Hill Path E2 beneficially owned 402,017 Shares. Percentage: Less than 1%

F. Hill Path S
As of the close of business on the date hereof, Hill Path S beneficially owned 83,900 Shares. Percentage: Less than 1%

G. HEP Fund
As of the close of business on the date hereof, HEP Fund beneficially owned 10,518,006 Shares. Percentage: Approximately 21.6%

H. HM Fund
As of the close of business on the date hereof, HM Fund beneficially owned 2,695,994 Shares. Percentage: Approximately 5.5%

I. HAT Fund
As of the close of business on the date hereof, HAT Fund does not beneficially own any Shares. Percentage: 0%

J. HAT Fund II
As of the close of business on the date hereof, HAT Fund II does not beneficially own any Shares. Percentage: 0%

K. Hill Path GP
Hill Path GP, as the general partner of each of Hill Path Capital, Hill Path Co-Investment and Hill Path H, may be deemed the beneficial owner of the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment and (iii) 1,334,162 Shares owned by Hill Path H. Percentage: Approximately 15.2%

L. Hill Path E GP
Hill Path E GP, as the general partner of each of Hill Path E and Hill Path E2, may be deemed the beneficial owner of the (i) 6,109,961 Shares owned by Hill Path E and (ii) 402,017 Shares owned by Hill Path E2. Percentage: Approximately 13.4%

M. Hill Path S GP
Hill Path S GP, as the general partner of Hill Path S, may be deemed the beneficial owner of the 83,900 Shares owned by Hill Path S. Percentage: Less than 1%

N. HE GP
HE GP, as the general partner of HEP Fund, may be deemed the beneficial owner of the 10,518,006 Shares owned by HEP Fund. Percentage: Approximately 21.6%

O. HM GP
HM GP, as the general partner of HM Fund, may be deemed the beneficial owner of the 2,695,994 Shares owned by HM Fund. Percentage: Approximately 5.5%

P. Hill Path Investment Holdings
Hill Path Investment Holdings, as the managing member of each of Hill Path GP, Hill Path E GP, Hill Path S GP, HE GP and HM GP, may be deemed to beneficially own the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,961 Shares owned by Hill Path E, (v) 402,017 Shares owned by Hill Path E2, (vi) 83,900 Shares owned by Hill Path S, (vii) 10,518,006 Shares owned by HEP Fund and (viii) 2,695,994 Shares owned by HM Fund. Percentage: Approximately 55.9%

Q. Hill Path
Hill Path, as the investment manager of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E, Hill Path E2, Hill Path S, HEP Fund and HM Fund, may be deemed to beneficially own the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,961 Shares owned by Hill Path E, (v) 402,017 Shares owned by Hill Path E2, (vi) 83,900 Shares owned by Hill Path S, (vii) 10,518,006 Shares owned by HEP Fund and (viii) 2,695,994 Shares owned by HM Fund. Percentage: Approximately 55.9%

R. Hill Path Holdings
Hill Path Holdings, as the general partner of Hill Path, may be deemed to beneficially own the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,961 Shares owned by Hill Path E, (v) 402,017 Shares owned by Hill Path E2, (vi) 83,900 Shares owned by Hill Path S, (vii) 10,518,006 Shares owned by HEP Fund and (viii) 2,695,994 Shares owned by HM Fund. Percentage: Approximately 55.9%

S. Mr. Ross
As of the close of business on the date hereof, Mr. Ross beneficially owned directly 65,629 Shares. Mr. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path and Hill Path Holdings, may be deemed to beneficially own the (i) 5,885,065 Shares owned by Hill Path Capital, (ii) 176,201 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 6,109,961 Shares owned by Hill Path E, (v) 402,017 Shares owned by Hill Path E2, (vi) 83,900 Shares owned by Hill Path S, (vii) 10,518,006 Shares owned by HEP Fund and (viii) 2,695,994 Shares owned by HM Fund. Percentage: Approximately 56.1%

T. Mr. Chambers
As of the close of business on the date hereof, Mr. Chambers beneficially owned 26,601 Shares. Percentage: Less than 1%

U. Ms. Dalal
As of the close of business on the date hereof, Ms. Dalal did not beneficially own any Shares. Percentage: 0%

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Hill Path Capital
1. Sole power to vote or direct vote: 5,885,065
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,885,065
4. Shared power to dispose or direct the disposition: 0

B. Hill Path Co-Investment
1. Sole power to vote or direct vote: 176,201
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 176,201
4. Shared power to dispose or direct the disposition: 0

C. Hill Path H
1. Sole power to vote or direct vote: 1,334,162
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,334,162
4. Shared power to dispose or direct the disposition: 0

D. Hill Path E
1. Sole power to vote or direct vote: 6,109,961
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,109,961
4. Shared power to dispose or direct the disposition: 0

E. Hill Path E2
1. Sole power to vote or direct vote: 402,017
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 402,017
4. Shared power to dispose or direct the disposition: 0

F. Hill Path S
1. Sole power to vote or direct vote: 83,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 83,900
4. Shared power to dispose or direct the disposition: 0

G. HEP Fund
1. Sole power to vote or direct vote: 10,518,006
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,518,006
4. Shared power to dispose or direct the disposition: 0

H. HM Fund
1. Sole power to vote or direct vote: 2,695,994
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,695,994
4. Shared power to dispose or direct the disposition: 0

I. HAT Fund
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

J. HAT Fund II
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

K. Hill Path GP
1. Sole power to vote or direct vote: 7,395,428
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,395,428
4. Shared power to dispose or direct the disposition: 0

L. Hill Path E GP
1. Sole power to vote or direct vote: 6,511,978
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,511,978
4. Shared power to dispose or direct the disposition: 0

M. Hill Path S GP
1. Sole power to vote or direct vote: 83,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 83,900
4. Shared power to dispose or direct the disposition: 0

N. HE GP
1. Sole power to vote or direct vote: 10,518,006
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,518,006
4. Shared power to dispose or direct the disposition: 0

O. HM GP
1. Sole power to vote or direct vote: 2,695,994
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,695,994
4. Shared power to dispose or direct the disposition: 0

P. Hill Path Investment Holdings
1. Sole power to vote or direct vote: 27,205,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,205,306
4. Shared power to dispose or direct the disposition: 0

Q. Hill Path
1. Sole power to vote or direct vote: 27,205,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,205,306
4. Shared power to dispose or direct the disposition: 0

R. Hill Path Holdings
1. Sole power to vote or direct vote: 27,205,306
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,205,306
4. Shared power to dispose or direct the disposition: 0

S. Mr. Ross
1. Sole power to vote or direct vote: 27,270,935
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 27,270,935
4. Shared power to dispose or direct the disposition: 0

T. Mr. Chambers
1. Sole power to vote or direct vote: 26,601
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 26,601
4. Shared power to dispose or direct the disposition: 0

U. Ms. Dalal
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Other than as set forth in Item 6, the Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On September 30, 2025, Mr. Ross was granted 1,781 restricted stock units ("RSUs") pursuant to the Issuer's 2017 Omnibus Incentive Plan (the "Incentive Plan"), which vested immediately, and Mr. Chambers was granted 973 RSUs pursuant to the Incentive Plan, which vested immediately.

On December 31, 2025, Mr. Ross was granted 2,578 RSUs pursuant to the Incentive Plan, which vested immediately, and Mr. Chambers was granted 1,409 RSUs pursuant to the Incentive Plan, which vested immediately.

## Signatures
- Hill Path Capital Partners LP: /s/ Scott Ross, Scott Ross, Managing Partner (03/05/2026)
- Hill Path Capital Co-Investment Partners LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (03/05/2026)
- Hill Path Capital Partners-H LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (03/05/2026)
- Hill Path Capital Partners Co-Investment E LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (03/05/2026)
- Hill Path Capital Partners Co-Investment E2 LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (03/05/2026)
- Hill Path Capital Partners Co-Investment S LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (03/05/2026)
- HEP Fund LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (03/05/2026)
- HM Fund LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (03/05/2026)
- HAT Fund LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (03/05/2026)
- HAT Fund II LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (03/05/2026)
- Hill Path Capital Partners GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LLC, its Managing Member (03/05/2026)
- Hill Path Capital Partners E GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LLC, its Managing Member (03/05/2026)
- Hill Path Capital Partners S GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LLC, its Managing Member (03/05/2026)
- HE GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LLC, its Managing Member (03/05/2026)
- HM GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LLC, its Managing Member (03/05/2026)
- Hill Path Investment Holdings LLC: /s/ Scott Ross, Scott Ross, Managing Partner (03/05/2026)
- Hill Path Capital LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LLC, its General Partner (03/05/2026)
- Hill Path Holdings LLC: /s/ Scott Ross, Scott Ross, Managing Partner (03/05/2026)
- ROSS SCOTT I: /s/ Scott Ross, Scott Ross (03/05/2026)
- CHAMBERS JAMES P.: /s/ James P. Chambers, James P. Chambers (03/05/2026)
- Dalal Aayushi: /s/ Aayushi Dalal, Aayushi Dalal (03/05/2026)